2002 ANNUAL REPORT

Pacific Financial Corporation

Our Mission

To be the best bank for our employees customers, investors and communities.

Our Vision

At the Bank of the Pacific we work together to:

- *Encourage and value the ideas and full contribution of every team member, creating an environment for all to be actively engaged in the success of our company. We provide opportunities for career development, personal growth, and above market total compensation based on outstanding individual and Bank performance.*
- *Provide superior service by listening to and identifying customers' financial needs and offering conveniently delivered, competitive products. We are each responsible for the customer, and offer the kind of quality personal service we would like to receive.*
- *Better the communities in which we live and work through our active volunteerism and by making meaningful contributions to worthy organizations.*
- *Achieve financial goals that place us number one within the markets we serve and within the top ten percentile of our national peer group. We balance long-term financial and strategic plans with short-term goals.*

Our Values

We Care.

We consistently demonstrate this through:

- *Teamwork and open communication*
- *Integrity, honesty and respect for others*
- *Enthusiasm and positive recognition*
- *Professionalism, initiative and innovation*
- *Accountability, focused action and timely follow-through*
- *Commitment to make our company a success*

My fellow shareholders:

On behalf of your Board of Directors, I am pleased to report that Pacific Financial Corporation finished 2002 with strong earnings of $3,916,000, up $109,000 from 2001. You may recall at mid-year 2002, earnings were $188,000 less than the same timeframe for 2001. Our bank's employees did a remarkable job of increasing loans and deposits during the second half of 2002, resulting in improved year-over-year performance.

In the fall of 2002 we added two new directors, Douglas "Doug" Schermer, owner of Schermer Construction Company; and Edwin "Ed" Ketel, owner of Oceanside Animal Clinic. Four of our board members are approaching retirement over the next couple of years; by temporarily expanding the number of board positions, we have ensured a sound transition process.

Other notable highlights for 2002 include:

- The cash dividend was increased for the fifth consecutive year, depositing almost $3.4 million into our economy.
- After showing no growth during 2001, loans increased $9,186,000, while deposits were up $10,610,000.
- Total assets grew by almost $25,000,000 during the 2002 year.
- The Bank's 2002 return on average assets was 1.54%, ranking us among the top quartile of our peers nationally.
- The Bank's 2002 return on beginning equity was 16.7%, also ranking us among the top quartile of our national peer group.
- Net overhead declined again this year by $311,000, resulting in a very favorable ratio of 2.11% of average assets.
- Because of the weak Northwest regional economy, loan loss reserves were strengthened by almost $400,000.

Loan losses for The Bank continued to be well below industry norms, although above our customary level of performance. Our loan losses were arguably overstated in 2002, since we charged off $167,770 in connection with a repossessed property that subsequently sold for a gain on sale of $149,000. There is little question the economy has affected loan quality throughout the banking industry and it has affected us as well. Our knowledgeable managers and lenders continue to do admirable work evaluating and underwriting loans. As a result, we anticipate our bank will continue to perform well compared to our peer group's loan loss experience, regardless of the economic circumstances.

Looking ahead, The Bank is well positioned to do business in a challenged economic marketplace. We have a product base that is very competitive, in terms of both customer need and price. Our newest service, Internet Banking, is capturing the interest of both business and individual customers. Our web site, www.thebankofpacific.com, has become a routine site to visit for many of our shareholders, given they can view recent Pacific Financial Corporation stock trading activity. Just click on "Stockholder Info & President's Newsletter" to view recent stock volume and price activity.

I want to thank all of the shareholders who wrote letters to Congress in support of dividend taxation reform. While the political parties spar off around this important issue, I encourage each of you to continue to call for dividend taxation reform, as this will clearly add value to your investment in Pacific Financial Corporation.

Sincerely,

Dennis A. Long
President & CEO

Contents

Independent Auditor's Report

Board of Directors
Pacific Financial Corporation
Aberdeen, Washington

We have audited the accompanying consolidated balance sheets of Pacific Financial Corporation and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Pacific Financial Corporation and Subsidiary for the year ended December 31, 2000 were audited by Knight Vale & Gregory PLLC, independent accountants, whose members became partners of McGladrey & Pullen, LLP on September 1, 2001. Knight Vale & Gregory PLLC's report, dated January 26, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Financial Corporation and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
January 24, 2003

Consolidated Balance Sheets

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001
(Dollars in Thousands)

	2002	2001
Assets		
Cash and due from banks	$ 8,473	$ 10,231
Interest bearing deposits in banks	373	1,468
Federal funds sold	- -	3,505
Securities available for sale	52,230	31,673
Securities held to maturity (market value $10,414 and $4,942)	10,362	4,945
Federal Home Loan Bank stock, at cost	866	3,813
Loans held for sale	286	- -
Loans	185,504	176,604
Allowance for credit losses	2,473	2,109
Loans - net	**183,031**	**174,495**
Premises and equipment	3,850	4,014
Foreclosed real estate	686	1,040
Accrued interest receivable	1,493	1,405
Cash surrender value of life insurance	5,898	5,579
Other assets	986	1,449
Total assets	**$268,534**	**$243,617**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand deposits, non-interest bearing	$ 40,084	$ 38,437
Savings and interest-bearing demand	103,193	104,728
Time, interest-bearing	81,977	71,479
Total deposits	**225,254**	**214,644**
Accrued interest payable	318	441
Short-term borrowings	1,800	- -
Long-term borrowings	11,000	- -
Other liabilities	5,479	5,018
Total liabilities	**243,851**	**220,103**
Commitments and Contingencies	- -	- -
Shareholders' Equity		
Common stock (par value $1); authorized: 25,000,000 shares; issued and outstanding: 2002 - 2,512,659 shares; 2001 - 2,491,629 shares	2,513	2,492
Additional paid-in capital	9,839	9,524
Retained earnings	11,614	11,090
Accumulated other comprehensive income	717	408
Total shareholders' equity	**24,683**	**23,514**
Total liabilities and shareholders' equity	**$268,534**	**$243,617**

See notes to consolidated financial statements.

Consolidated Statements of Income

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands, Except Per Share Amounts)

	2002	2001	2000
Interest Income			
Loans	$13,175	$14,994	$16,425
Federal funds sold and deposits in banks	107	410	148
Securities available for sale:			
Taxable	1,401	1,638	2,812
Tax-exempt	501	545	567
Securities held to maturity:			
Taxable	139	- -	- -
Tax-exempt	270	264	98
Federal Home Loan Bank stock dividends	186	251	222
Total interest income	15,779	18,102	20,272
Interest Expense			
Deposits	3,747	6,340	8,020
Short-term borrowings	4	190	577
Long-term borrowings	240	- -	- -
Total interest expense	3,991	6,530	8,597
Net interest income	11,788	11,572	11,675
Provision for Credit Losses	954	580	635
Net interest income after provision for credit losses	10,834	10,992	11,040
Non-Interest Income			
Service charges on deposit accounts	1,069	828	677
Mortgage broker fees	3	32	9
Income from and gains on sale of foreclosed real estate	292	139	32
Earnings on bank owned life insurance	350	167	129
Other operating income	345	363	370
Total non-interest income	2,059	1,529	1,217
Non-Interest Expense			
Salaries and employee benefits	4,196	4,058	4,135
Occupancy	419	409	388
Equipment	565	554	751
State taxes	206	227	228
Data processing	268	214	229
Other	1,760	1,731	1,799
Total non-interest expense	7,414	7,193	7,530
Income before income taxes	5,479	5,328	4,727
Income Taxes	1,563	1,521	1,424
Net income	$ 3,916	$ 3,807	$ 3,303
Earnings Per Share			
Basic	$1.57	$1.53	$1.33
Diluted	1.56	1.52	1.31

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1999	496,770	$ 497	$11,420	$10,473	($952)	$21,438
Comprehensive income:						
Net income	- -	- -	- -	3,303	- -	3,303
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	- -	- -	- -	- -	761	761
Comprehensive income						4,064
5-for-1 stock split	1,987,110	1,987	(1,987)	- -	- -	- -
Stock options exercised	2,750	3	30	- -	- -	33
Stock purchase of branch site	16,500	16	396	- -	- -	412
Cash dividends declared ($1.28 per share)	- -	- -	- -	(3,204)	- -	(3,204)
Balance at December 31, 2000	2,503,130	2,503	9,859	10,572	(191)	22,743
Comprehensive income:						
Net income	- -	- -	- -	3,807	- -	3,807
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	- -	- -	- -	- -	599	599
Comprehensive income						4,406
Stock options exercised	12,750	13	150	- -	- -	163
Repurchase of common stock	(24,281)	(24)	(486)	- -	- -	(510)
Issuance of common stock	30	- -	1	- -	- -	1
Cash dividends declared ($1.32 per share)	- -	- -	- -	(3,289)	- -	(3,289)
Balance at December 31, 2001	2,491,629	2,492	9,524	11,090	408	23,514
Comprehensive income:						
Net income	- -	- -	- -	3,916	- -	3,916
Other comprehensive income, net of tax:						
Change in fair value of securities available for sale	- -	- -	- -	- -	309	309
Comprehensive income						4,225
Stock options exercised	21,000	21	275	- -	- -	296
Issuance of common stock	30	- -	1	- -	- -	1
Cash dividends declared ($1.35 per share)	- -	- -	- -	(3,392)	- -	(3,392)
Tax benefit from exercise of stock options	- -	- -	39	- -	- -	39
Balance at December 31, 2002	2,512,659	$2,513	$9,839	$11,614	$717	$24,683

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands)

	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 3,916	$ 3,807	$ 3,303
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	433	423	568
Provision for credit losses	954	580	635
Deferred income tax (benefit)	(82)	225	(81)
Originations of loans held for sale	(548)	- -	- -
Proceeds from loans held for sale	262	- -	- -
Stock dividends received	(186)	(251)	(222)
Gain on sales of foreclosed real estate	(178)	- -	(32)
Earnings on bank owned life insurance	(350)	(167)	(129)
(Increase) decrease in interest receivable	(88)	897	(298)
Increase (decrease) in interest payable	(123)	(338)	230
Write-down of foreclosed real estate	420	18	- -
Other - net	929	(748)	614
Net cash provided by operating activities	5,359	4,446	4,588
Cash Flows from Investing Activities			
Net (increase) decrease in interest bearing deposits in banks	1,095	(988)	1,264
Net (increase) decrease in federal funds sold	3,505	(2,935)	(570)
Activity in securities available for sale:			
Sales	- -	10,694	- -
Maturities, prepayments and calls	14,109	36,987	12,062
Purchases	(34,338)	(24,828)	(2,423)
Activity in securities held to maturity:			
Maturities	3,481	190	239
Purchases	(8,920)	(1,123)	- -
Federal Home Loan Bank stock redemption	3,133	- -	- -
Proceeds from sales of loans	- -	1,407	1,293
Increase in loans made to customers, net of principal collections	(10,046)	(5,165)	(26,133)
Purchases of premises and equipment	(261)	(509)	(764)
Proceeds from sales of premises and equipment	- -	50	- -
Proceeds from sales of foreclosed real estate	707	161	- -
Purchase of bank owned life insurance	- -	(3,000)	- -
Net cash provided by (used in) investing activities	(27,535)	10,941	(15,032)

(continued)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands)

	2002	2001	2000
Cash Flows from Financing Activities			
Net increase in deposits	$10,610	$ 1,133	$ 7,372
Net increase (decrease) in short-term borrowings	1,800	(11,358)	1,683
Proceeds from issuance of long-term debt	11,000	3,000	- -
Repayments of long-term debt	- -	(3,000)	- -
Common stock issued	297	164	33
Cash dividends paid	(3,289)	(3,204)	(3,105)
Repurchase of common stock and fractional shares	- -	(510)	- -
Net cash provided by (used in) financing activities	20,418	(13,775)	5,983
Net change in cash and due from banks	(1,758)	1,612	(4,461)
Cash and Due from Banks			
Beginning of year	10,231	8,619	13,080
End of year	$ 8,473	$10,231	$ 8,619
Supplemental Disclosures of Cash Flow Information			
Interest paid	$ 4,114	$ 6,868	$ 8,367
Income taxes paid	1,260	1,375	1,247
Supplemental Disclosures of Non-Cash Investing Activities			
Fair value adjustment of securities available for sale, net of tax	$ 309	$ 599	$ 761
Transfer of loans to foreclosed real estate	1,198	1,733	26
Stock purchase of branch site	- -	- -	412
Financed sales of foreclosed real estate	629	514	235
Reclassification of loan receivable to securities available for sale	- -	2,636	- -

(concluded)
See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pacific Financial Corporation (the Company) and its wholly owned subsidiary, The Bank of the Pacific (the Bank). All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Company is a holding company which operates primarily through its subsidiary bank. The Bank operates ten branches located in Grays Harbor, Pacific and Wahkiakum Counties in western Washington. The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and middle-income individuals in western Washington.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of loans held for sale, foreclosed real estate and deferred tax assets.

Certain prior year amounts have been reclassified, with no change to net income or shareholders' equity, to conform to the 2002 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities, marketable equity securities and mutual funds that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

(*continued*)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Securities Held to Maturity

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held to maturity and available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. No ready market exists for the FHLB stock, and it has no quoted market value.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income.

Loans

Loans are stated at the amount of unpaid principal, reduced by an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally, the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. The interest on these loans is accounted for on the cash-basis method, until qualifying for return to accrual.

(continued)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Allowance for Credit Losses

The allowance for credit losses is maintained at a level considered adequate to provide for probable losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses differing significantly from those provided for in the consolidated financial statements.

(continued)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is less. Gains or losses on dispositions are reflected in earnings.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties, are charged to operations.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes separately and remits to the Company amounts currently due.

(continued)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Stock-Based Compensation

At December 31, 2002, the Company has three stock-based employee compensation plans, which are described more fully in Note 13. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2002	2001	2000
Net income, as reported	$3,916	$3,807	$3,303
Less total stock-based compensation expense determined under fair value method for all qualifying awards	95	13	23
Pro forma net income	$3,821	$3,794	$3,280
Earnings Per Share			
Basic:			
As reported	$1.57	$1.53	$1.33
Pro forma	1.53	1.52	1.32
Diluted:			
As reported	1.56	1.52	1.31
Pro forma	1.53	1.50	1.30

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash, Interest Bearing Deposits at Other Financial Institutions, and Federal Funds Sold
The carrying amounts of cash, interest bearing deposits at other financial institutions, and federal funds sold approximate their fair value.

Securities Available for Sale and Held to Maturity
Fair values for securities are based on quoted market prices.

Federal Home Loan Bank Stock
The carrying value of Federal Home Loan Bank stock approximates its fair value.

(continued)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Fair Values of Financial Instruments *(concluded)*

Loans
For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits
The fair value of deposits with no stated maturity date is included at the amount payable on demand. The fair value of fixed rate maturity certificates of deposit is estimated by discounting future cash flows using rates currently offered by the Bank for deposits of similar remaining maturities. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently being offered on similar certificates.

Short-Term Borrowings
The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Borrowings
The fair values of the Bank's long-term borrowings are estimated using discounted cash flow analyses based on the Bank's incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Cash Equivalents and Cash Flows

The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash flows from loans, interest bearing deposits in banks, federal funds purchased and sold, short-term borrowings, and deposits are reported net.

The Company maintains balances in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

(continued)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Gains and losses on securities available for sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for all fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS No. 143 will have a material effect on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statement Nos. 4, 44, and 64,* Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, *Reporting Gains and Losses from Extinguishment of Debt,* and an amendment of that Statement, FASB Statement No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This Statement also rescinds FASB Statement No. 44, *Accounting for Intangible Assets of Motor Carriers.* This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe the applicability under changed conditions. The Company does not anticipate the adoption of SFAS No. 145 to have a material effect on its financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the Statement to have a material effect on its financial position and results of operations.

(continued)

Note 1 - Summary of Significant Accounting Policies *(concluded)*

Recent Accounting Pronouncements *(concluded)*

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions, an amendment of FASB Statement Nos. 72 and 144, and FASB Interpretation No. 9. The provisions of this Statement, that relate to the application of the purchase method of accounting, apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. This Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation No. 9, and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. This Statement is effective for acquisitions for which the date of the transaction is on or after October 1, 2002. The Company does not expect the Statement to have a material effect on its financial position and results of operations.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, and APB Opinion No. 28, Interim Financial Reporting, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement does not require any change from the method currently used by the Company to account for stock-based compensation, but does require more prominent disclosure in the annual and interim financial statements about the method of accounting for such compensation and the effect of the method used on reported results. This Statement was effective for years ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 in the accompanying consolidated financial statements; the disclosure requirements are set forth in the Stock-Based Compensation section.

The Financial Accounting Standards Board has issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Implementation of these provisions of the Interpretation is not expected to have a material impact on the Bank's consolidated financial statements. The disclosure requirements of the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002, and have been adopted in the consolidated financial statements for December 31, 2002, with no additional disclosure required.

Note 2 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintains certain minimum reserve balances in cash and on deposit with the Federal Reserve Bank. The average amounts of such balances for the years ended December 31, 2002 and 2001 were approximately $650 and $2,878, respectively.

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 3 - Securities

Investment securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2002				
U.S. Treasury and Government agency securities	$ 2,165	$ 142	$ - -	$ 2,307
Obligations of states and political subdivisions	11,502	609	13	12,098
Mortgage-backed securities	16,669	215	27	16,857
Corporate bonds	5,979	127	7	6,099
Mutual funds	14,828	47	6	14,869
	$51,143	$1,140	$ 53	$52,230
December 31, 2001				
U.S. Treasury and Government agency securities	$ 3,517	$ 134	$ - -	$ 3,651
Obligations of states and political subdivisions	11,359	355	1	11,713
Mortgage-backed securities	3,255	22	56	3,221
Corporate bonds	8,859	170	14	9,015
Mutual funds	4,065	8	- -	4,073
	$31,055	$ 689	$ 71	$31,673
Securities Held to Maturity				
December 31, 2002				
State and municipal securities	$ 3,751	$ 39	$ 28	$ 3,762
Mortgage-backed securities	6,611	41	- -	6,652
	$10,362	$ 80	28	$10,414
December 31, 2001				
State and municipal securities	$ 4,945	$ - -	$ 3	$ 4,942

(continued)

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 3 - Securities *(concluded)*

The contractual maturities of investment securities held to maturity and available for sale at December 31, 2002 are as follows:

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5	$ 5	$ 4,829	$ 4,908
Due from one year to five years	848	857	8,699	9,166
Due from five to ten years	967	996	3,741	3,930
Due after ten years	1,931	1,904	2,377	2,500
Mortgage-backed securities	6,611	6,652	16,669	16,857
Mutual funds	- -	- -	14,828	14,869
Total	$10,362	$10,414	$51,143	$52,230

There were no sales of securities in 2002, 2001 and 2000.

Securities carried at approximately $25,622 at December 31, 2002 and $11,618 at December 31, 2001 were pledged to secure public deposits, borrowings at the Federal Home Loan Bank, and for other purposes required or permitted by law.

Note 4 - Loans

Loans at December 31 consist of the following:

	2002	2001
Commercial and agricultural	$ 69,794	$ 72,427
Real estate:		
Construction	9,697	6,554
Residential 1-4 family	28,085	31,089
Multi-family	1,574	2,040
Commercial	65,336	54,894
Farmland	5,870	3,691
Consumer	5,148	5,909
	$185,504	$176,604

(continued)

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 4 - Loans *(concluded)*

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2002	2001	2000
Balance at beginning of year	$2,109	$2,026	$1,930
Provision for credit losses	954	580	635
Charge-offs	(632)	(564)	(568)
Recoveries	42	67	29
Net charge-offs	(590)	(497)	(539)
Balance at end of year	$2,473	$2,109	$2,026

Following is a summary of information pertaining to impaired loans:

	2002	2001	2000
December 31			
Impaired loans without a valuation allowance	$2,296	$ 482	$2,014
Impaired loans with a valuation allowance	18	1,180	1,114
Total impaired loans	$2,314	$1,662	$3,128
Valuation allowance related to impaired loans	$2	$143	$412
Years Ended December 31			
Average investment in impaired loans	$2,390	$1,262	$3,425
Interest income recognized on a cash basis on impaired loans	13	2	31

At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans have been modified. Loans 90 days and over past due and still accruing interest totaled $79 at December 31, 2001. There were no loans 90 days and over past due and still accruing interest at December 31, 2002.

Certain related parties of the Company, principally directors and their associates, were loan customers of the Bank in the ordinary course of business during 2002 and 2001. Total loans outstanding at December 31, 2002 and 2001 to key officers and directors were $3,233 and $3,748, respectively. During 2002, new loans of $1,490 were made, and repayments totaled $2,005. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non-related parties. No loans to related parties were on non-accrual, past due or restructured at December 31, 2002.

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2002	2001
Land	$1,125	$1,125
Premises	3,992	3,884
Equipment, furniture and fixtures	4,074	4,026
	9,191	9,035
Less accumulated depreciation and amortization	5,341	5,021
Total premises and equipment	$3,850	$4,014

Note 6 - Deposits

The composition of deposits at December 31 is as follows:

	2002	2001
Demand deposits, non-interest bearing	$ 40,084	$ 38,437
NOW and money market accounts	52,651	50,799
Savings deposits	50,542	53,929
Time certificates, $100,000 or more	35,086	26,453
Other time certificates	46,891	45,026
Total	$225,254	$214,644

Scheduled maturities of time certificates of deposit are as follows for future years ending December 31:

2003	$63,749
2004	6,525
2005	8,014
2006	537
2007	3,152
	$81,977

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 7 - Short-Term Borrowings

Short-term borrowings consist of federal funds purchased which generally mature within one to four days from the transaction date. Information concerning short-term borrowings is summarized as follows for the years ended December 31:

	2002	2001
Average balance during the year	$ 174	$ 963
Average interest rate during the year	2.48 %	5.68 %
Maximum month-end balance during the year	$2,790	$7,580
Balance outstanding at year-end	$1,800	$ - -
Average interest rate at year-end	1.35 %	- - %

Note 8 - Long-Term Borrowings

Long-term borrowings at December 31, 2002 represent advances from the Federal Home Loan Bank bearing interest at 3.20% to 4.41% and maturing at 2004 - $2,000; 2005 - $2,000; 2006 - $1,000; and 2009 - $6,000. The Bank has pledged $41,127 of securities and loans as collateral for these borrowings and short-term borrowings at December 31, 2002.

Note 9 - Income Taxes

Income taxes are comprised of the following for the years ended December 31:

	2002	2001	2000
Current	$1,645	$1,296	$1,505
Deferred (benefit)	(82)	225	(81)
Total income taxes	$1,563	$1,521	$1,424

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2002	2001
Deferred Tax Assets		
Allowance for credit losses	$ 730	$ 626
Deferred compensation	161	230
Other	8	70
Total deferred tax assets	899	926

(continued)

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 9 - Income Taxes *(concluded)*

	2002	2001
Deferred Tax liabilities		
Unrealized gain on securities available for sale	$ 369	$ 210
Depreciation	119	68
Deferred revenue	884	1,045
Total deferred tax liabilities	1,372	1,323
Net deferred tax liabilities	($ 473)	($ 397)

Net deferred tax liabilities are included in other liabilities on the consolidated balance sheets.

The following is a reconciliation between the statutory and effective federal income tax rate for the years ended December 31:

	2002		2001		2000	
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rate	$1,918	35.0%	$1,865	35.0%	$1,654	35.0%
Adjustments resulting from:						
Tax-exempt income	(276)	(5.0)	(272)	(5.1)	(236)	(5.0)
Net earnings on life insurance policies	(111)	(2.0)	(26)	(.5)	(36)	(.7)
Other	32	.5	(46)	(.8)	42	.9
Total income tax expense	$1,563	28.5%	$1,521	28.6%	$1,424	30.2%

Note 10 - Employee Benefits

Incentive Compensation Plan

The Bank has a plan that provides incentive compensation to key employees if the Bank meets certain performance criteria established by the Board of Directors. The cost of this plan was $435, $355 and $490 in 2002, 2001 and 2000, respectively.

401(k) Plans

The Bank has established a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Eligible employees may contribute up to 15% of their compensation. Matching contributions by the Bank are at the discretion of the Board of Directors. Contributions totaled $126, $115 and $94 for 2002, 2001 and 2000, respectively.

(continued)

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 10 - Employee Benefits *(concluded)*

Director and Employee Deferred Compensation Plans

The Company has director and employee deferred compensation plans. Under the terms of the plans, a director or employee may participate upon approval by the Board. The participant may then elect to defer a portion of his or her earnings (directors' fees or salary) as designated at the beginning of each plan year. Payments begin upon retirement, termination, death or permanent disability, sale of the Company, the ten-year anniversary of the participant's participation date, or at the discretion of the Company. There are currently two participants in the plans. Total deferrals plus earnings were $110, $304 and $297 at December 31, 2002, 2001 and 2000, respectively. There is no expense to the Company for this plan.

The directors of a bank acquired by the Company in 1999 adopted two deferred compensation plans for directors - one plan providing retirement income benefits for all directors and the other, a deferred compensation plan, covering only those directors who have chosen to participate in the plan. At the time of adopting these plans, the Bank purchased life insurance policies on directors participating in both plans which may be used to fund payments to them under these plans. Cash surrender values on these policies were $2,700 and $2,555 at December 31, 2002 and 2001, respectively. In 2002, 2001 and 2000, the net (benefit)/cost recorded from these plans, including the cost of the related life insurance, was ($315), ($104) and $30, respectively. Both of these plans were fully funded and frozen as of September 30, 2000. Plan participants were given the option to either remain in the plan until reaching the age of 70 or to receive a lump sum distribution. Participants electing to remain in the plan will receive annual payments over a ten-year period upon reaching 70 years of age.

Qualified Non-Contributory Defined Benefit Plan

The Company maintained a non-contributory defined benefit plan covering substantially all employees of the former Bank of the Pacific, which was frozen and terminated on December 31, 2000. The Bank made annual contributions to the plan equal to the amount accrued for pension expenses, which were invested in shares of registered investment companies. Final funding of the plan did not occur until 2001 upon receipt of plan administrator distribution totals. Contributions of $149 and $312 were made in 2001 and 2000, respectively.

Non-Qualified Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan to cover selected employees. Its annual contributions to the plan totaled $6, $8 and $22 in 2002, 2001 and 2000, respectively. Covered employees may also contribute to the plan.

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 11 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2002	2001
Commitments to extend credit	$23,638	$23,262
Standby letters of credit	2,326	1,688

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 67% of loan commitments is drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Certain executive officers have entered into employment contracts with the Bank which provide for contingent payments subject to future events.

The Bank has agreements with commercial banks for lines of credit totaling $14,700, none of which was used at December 31, 2002. In addition, the Bank has a credit line with the Federal Home Loan Bank of Seattle totaling 20% of assets, $12,800 of which was used at December 31, 2002. These borrowings are collateralized under blanket pledge and custody agreements.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

Note 12 - Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers and governmental entities located in the state of Washington, including investments in state and municipal securities. Loans are generally limited by state banking regulations to 20% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). As of December 31, 2002 the Bank's loans to companies in the hotel\motel industry totaled $26,082 or 14% of total loans. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of borrowers in excess of $4 million.

Note 13 - Stock Options

The Company's three stock incentive plans provide for granting incentive stock options, as defined under current tax laws, to key personnel and under the plan adopted in 2000, options not qualified for favorable tax treatment and other types of stock based awards. Under the first plan, options are exercisable 90 days from the date of grant. These options terminate if not exercised within ten years from the date of grant. If after six years from the date of grant fewer than 20% of the options have been exercised, they will expire at a rate of 20% annually. Under the second plan, the options are exercisable one year from the date of grant, at a rate of 10% annually. Options terminate if not exercised when they become available, and no additional grants will be made under these two plans. The plan adopted in 2000, authorizes the issuance of up to a total of 500,000 shares, (358,504 shares are available for grant at December 31, 2002). Under the 2000 plan, options become exercisable ratably over five years. Under the 2000 plan, the Company may grant up to 75,000 options for its common stock to a single individual in a calendar year.

The fair value of each option granted in 2001 and 2000 was estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions. There were no options granted in 2000.

	2002	2001
Dividend yield	5.67%	5.51%- 5.76%
Expected Volatility	18.99%	19.13%
Expected life	10 years	10 years
Risk-free interest rate	4.64% - 5.59%	4.92% - 5.19%

The weighted average fair value of options granted during 2002 and 2001 was $3.03 and $2.59, respectively. The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's option awards.

(continued)

Note 13 - Stock Options *(concluded)*

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates, is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	184,300	$21.19	74,550	$18.21	78,550	$18.13
Granted	23,996	23.34	126,000	22.22	- -	- -
Exercised	(21,000)	14.09	(12,750)	12.82	(2,750)	12.00
Forfeited	(7,500)	22.22	(3,500)	25.63	(1,250)	27.00
Outstanding at end of year	179,796	$22.26	184,300	$21.19	74,550	$18.21
Exercisable at end of year	53,300	$21.08	32,165	$14.40	34.030	$13.65

The following information summarizes information about stock options outstanding and exercisable at December 31, 2002:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 15.29	17,550	4	$15.29	17,550	$15.29
22.22 - 24.00	140,996	8	22.41	23,000	22.22
27.00	21,250	7	27.00	12,750	27.00
	179,796			53,300	

Note 14 - Stock Transactions

In June 2000, the Board of Directors effected a 5-for-1 stock split. In addition, the Board of Directors approved an increase in the number of authorized common shares from 5,000,000 to 25,000,000. Prior year stock option information has been restated for the split.

Note 15 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2002, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table. Management believes, as of December 31, 2002, the Company and the Bank meet all capital requirements to which they are subject.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2002						
Tier 1 capital (to average assets):						
Consolidated	$23,966	8.92%	$10,753	4.00%	N/A	N/A
Bank	23,832	8.87	10,753	4.00	$13,441	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	23,966	11.73	8,172	4.00	N/A	N/A
Bank	23,832	11.67	8,171	4.00	12,257	6.00
Total capital (to risk-weighted assets):						
Consolidated	26,457	12.95	16,344	8.00	N/A	N/A
Bank	26,323	12.89	16,342	8.00	20,428	10.00

(continued)

Note 15 - Regulatory Matters *(concluded)*

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2001						
Tier 1 capital (to average assets):						
Consolidated	$23,106	9.49%	$ 9,738	4.00%	N/A	N/A
Bank	23,077	9.48	9,738	4.00	$12,173	5.00 %
Tier 1 capital (to risk-weighted assets):						
Consolidated	23,106	12.27	7,459	4.00	N/A	N/A
Bank	23,077	12.02	7,681	4.00	11,521	6.00
Total capital (to risk-weighted assets):						
Consolidated	25,215	13.39	14,918	8.00	N/A	N/A
Bank	25,186	13.12	15,362	8.00	19,202	10.00

Note 16 - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows:

	2002 Carrying Amount	Fair Value	2001 Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks, interest-bearing deposits with banks, and federal funds sold	$ 8,846	$ 8,846	$ 15,204	$ 15,204
Securities available for sale	52,230	52,230	31,673	31,673
Securities held to maturity	10,362	10,414	4,945	4,942
Federal Home Loan Bank stock	866	866	3,813	3,813
Loans receivable, net	183,031	188,247	174,495	177,569
Loans held for sale	286	286	- -	- -
Accrued interest receivable	1,493	1,493	1,405	1,405
Financial Liabilities				
Deposits	$225,254	$226,146	$214,644	$214,914
Short-term borrowings	1,800	1,800	- -	- -
Long-term borrowings	11,000	11,105	- -	- -
Accrued interest payable	318	318	441	441

(continued)

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 16 - Fair Values of Financial Instruments *(concluded)*

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 17 - Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2002			
Basic earnings per share:			
Net income	$3,916	2,492,526	$1.57
Effect of dilutive securities:			
Options	- -	17,869	(.01)
Diluted earnings per share:			
Net income	$3,916	2,510,395	$1.56
Year Ended December 31, 2001			
Basic earnings per share:			
Net income	$3,807	2,491,426	$1.53
Effect of dilutive securities:			
Options	- -	19,736	(.01)
Diluted earnings per share:			
Net income	$3,807	2,511,162	$1.52
Year Ended December 31, 2000			
Basic earnings per share:			
Net income	$3,303	2,492,326	$1.33
Effect of dilutive securities:			
Options	- -	20,493	(.02)
Diluted earnings per share:			
Net income	$3,303	2,512,819	$1.31

The number of shares shown for "options" is the number of incrementional shares that would result from the exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 18 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2002	2001
Assets		
Cash	$ 3,467	$ 3,317
Investment in the Bank	24,549	23,485
Due from the Bank	59	- -
Total assets	$28,075	$26,802
Liabilities and Shareholders' Equity		
Dividends payable	$ 3,392	$ 3,288
Shareholders' equity	24,683	23,514
Total liabilities and shareholders' equity	$28,075	$26,802

Condensed Statements of Income - Years Ended December 31

	2002	2001	2000
Dividend Income from the Bank	$3,200	$3,670	$3,275
Expenses	(59)	(69)	(169)
Income before income taxes	3,141	3,601	3,106
Income Tax Benefit	20	23	18
Income before equity in undistributed income of the Bank	3,161	3,624	3,106
Equity in Undistributed Income of the Bank	755	183	179
Net income	$3,916	$3,807	$3,303

(continued)

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 18 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Cash Flows - Years Ended December 31

	2002	2001	2000
Operating Activities			
Net income	$3,916	$3,807	$3,303
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(755)	(183)	(179)
Other - net	(19)	(1)	57
Net cash provided by operating activities	3,142	3,623	3,181
Investing Activities			
(Increase) decrease in due from the Bank	- -	3,178	(1,794)
Financing Activities			
Common stock issued	297	164	33
Dividends paid	(3,289)	(3,204)	(3,105)
Repurchase of common stock and fractional shares	- -	(510)	- -
Net cash used in financing activities	(2,992)	(3,550)	(3,072)
Net increase (decrease) in cash	150	3,251	(1,685)
Cash			
Beginning of year	3,317	66	1,751
End of year	$3,467	$3,317	$ 66

Pacific Financial Corporation and Subsidiary
December 31, 2002 and 2001

Note 19 - Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2002				
Interest income	$3,880	$3,930	$3,942	$4,027
Interest expense	971	981	1,046	993
Net interest income	2,909	2,949	2,896	3,034
Provision for credit losses	954	- -	- -	- -
Non-interest income	454	704	477	424
Non-interest expenses	1,819	1,873	1,848	1,874
Income before income taxes	590	1,780	1,525	1,584
Income taxes	182	534	452	395
Net income	$ 408	$1,246	$1,073	$1,189
Earnings per common share:				
Basic	$.16	$.50	$.43	$.48
Diluted	.16	.50	.43	.47
Year Ended December 31, 2001				
Interest income	$4,985	$4,671	$4,401	$4,045
Interest expense	2,151	1,766	1,539	1,074
Net interest income	2,834	2,905	2,862	2,971
Provision for credit losses	102	98	98	282
Non-interest income	314	346	442	427
Non-interest expenses	1,808	1,759	1,761	1,865
Income before income taxes	1,238	1,394	1,445	1,251
Income taxes	361	429	399	332
Net income	$ 877	$ 965	$1,046	$ 919
Earnings per common share:				
Basic	$.35	$.39	$.42	$.37
Diluted	.35	.38	.42	.36

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Years ended December 31, 2002, 2001, and 2000

General. The Company's net income for 2002 was $3,916,000, a 2.9% increase compared to $3,807,000 in 2001, and an increase of 18.6% from $3,303,000 in 2000. Basic earnings per share were $1.57, $1.53, and $1.33 for 2002, 2001, and 2000, respectively. Return on average assets was 1.54%, 1.55%, and 1.34% in 2002, 2001, and 2000 respectively. Return on average equity was 15.81%, 15.57%, and 14.95%, respectively, in 2002, 2001, and 2000.

The following table presents condensed consolidated statements of income for the Company for each of the years in the three-year period ended December 31, 2002.

(Dollars in thousands)	2002	Increase (Decrease) Amount	%	Increase (Decrease) 2001	Amount	%	2000
Interest income	$15,779	$(2,323)	(12.8)	$18,102	$(2,170)	(10.7)	$20,272
Interest expense	3,991	(2,539)	(38.9)	6,530	(2,067)	(24.0)	8,597
Net interest income	11,788	216	1.9	11,572	(103)	(.9)	11,675
Provision for credit losses	954	374	64.5	580	(55)	(8.7)	635
Net interest income after provision for credit losses	10,834	(158)	(1.4)	10,992	(48)	(.4)	11,040
Other operating income	2,059	530	34.7	1,529	312	25.6	1,217
Other operating expense	7,414	221	3.1	7,193	(337)	(4.5)	7,530
Income before income taxes	5,479	151	2.8	5,328	601	12.7	4,727
Income taxes	1,563	42	2.8	1,521	97	6.8	1,424
Net income	3,916	109	2.9	3,807	504	15.3	3,303

Net Interest Income. The Company derives the majority of its earnings from net interest income, which is the difference between interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities. The following table sets forth information with regard to average balances of the interest earning assets and interest bearing liabilities and the resultant yields or cost, net interest income, and the net interest margin.

Year Ended December 31,	Average Balance	2002 Interest Income (Expense)	Avg Rate
Assets (dollars in thousands)			
Earning assets:			
Loans	$ 178,765	$ 13,212*	6.95%
Investment Securities:			
Taxable	32,991	1,541	4.67%
Tax-Exempt	14,510	1,165*	8.03%
Total investment securities	47,501	2,706	5.70%
Federal Home Loan Bank Stock	3,102	186	6.01%
Federal funds sold and deposits in banks	5,644	107	1.90%
Total earning assets/interest income	$ 235,013	$ 16,211	6.90%
Cash and due from banks	8,331		
Bank premises and equipment (net)	3,930		
Other assets	9,552		
Allowance for credit losses	(2,515)		
Total assets	$ 254,310		
Liabilities and Shareholders' Equity			
Interest bearing liabilities:			
Deposits:			
Savings and interest-bearing demand	$ 104,111	$ (1,080)	1.04%
Time	79,664	(2,667)	3.35%
Total deposits	183,775	(3,747)	2.04%
Short-term borrowings	174	(4)	2.48%
Long-term borrowings	6,548	(240)	3.67%
Total interest-bearing liabilities/Interest expense	$ 190,497	$ (3,991)	2.10%
Demand deposits	36,180		
Other liabilities	2,867		
Shareholders' equity	24,766		
Total liabilities and shareholders' equity	$ 254,310		
Net interest income		$ 12,220*	
Net interest income as a percentage of average earning assets			
Interest income			6.90%
Interest expense			1.70%
Net interest income			5.20%

* Tax equivalent basis – 34% tax rate used

Nonaccrual loans are included in "loans."

2001 Average Balance	2001 Interest Income (Expense)	2001 Avg Rate	2000 Average Balance	2000 Interest Income (Expense)	2000 Avg Rate
$170,628	$15,032*	8.81%	$165,834	$16,500*	9.95%
27,360	1,638	5.99%	45,857	2,812	6.13%
15,042	1,225*	8.14%	13,187	1,007*	7.64%
42,402	2,863	6.75%	59,044	3,819	6.47%
3,657	251	6.86%	3,450	223	6.43%
11,339	410	3.61%	2,258	148	6.55%
$228,026	$18,556	8.14%	$230,586	$20,690	8.97%
8,448			8,599		
4,104			3,728		
6,822			5,447		
(1,912)			(1,997)		
$245,488			$246,548		
$105,846	$(2,395)	2.26%	$109,266	$ (4,483)	4.10
75,819	(3,945)	5.20%	68,516	(3,537)	5.16
181,665	(6,340)	3.49%	177,782	(8,020)	4.51
3,065	(190)	6.20%	8,876	(577)	6.50
----	----	----	----	----	----
$184,730	$ (6,530)	3.53%	$186,658	$ (8,597)	4.61
33,419			34,343		
2,888			3,457		
24,766	24,451		22,090		
$245,488			$239,513		
	$12,026*			$12,093*	
		8.14%			8.97%
		2.86%			3.73%
		5.28%			5.24%

Interest income on loans include loan fees of $778,605, $708,270, and $822,516 in 2002, 2001, and 2000, respectively.

For purposes of computing the average yield, the Company used historical cost balances which do not give effect to changes in fair value that are reflected as a component of shareholders' equity.

Management's Discussion and Analysis

Net interest income increased 1.9% to $11,788,000 in 2002 compared to 2001. The increase is primarily the result of a decreased interest rate environment. The Company's interest income decreased 12.8% to $15,779,000 in 2002 from $18,102,000 in 2001. This decrease, also due to declining interest rates, was substantially offset by a 38.9% decrease in interest expense from $6,530,000 in 2001 to $3,991,000 in 2002.

The Company's average loan portfolio increased $8,137,000, or 4.8%, from 2001. A large portion of the Company's loan portfolio rates are tied to variable rate indexes. Given the unprecedented drop in rates experienced in 2001 and the 50 basis point drop in prime rate in 2002, the decrease in rates overshadowed the growth in the portfolio, causing a decline in interest income earned.

The Company's average investment portfolio increased $5,099,000 or 12% from 2001. These investments, along with the proceeds from long-term borrowings during the third quarter of 2002, were invested in various long-term investment products. This resulted in an increase in earnings on the investment portfolio due to the change in yield earned on long-term products versus short-term products. The Company's average investment portfolio decreased $16,642,000 or 28.2% during 2001 from 2000. The changes in 2001 were primarily U.S. Government agency securities due to call options being exercised by the issuers. Proceeds from the portfolio decrease were used to decrease short term borrowings during 2001

The Company's average deposits increased $2,110,000 or 1.2% from 2001. Along with the increase in average deposits, the Company was able to reprice its deposit offerings to current market rates more quickly than loans repriced, yielding a decrease in interest expense.

The Company increased its average borrowings during 2002 by $3,657,000 or 119.3%. These borrowings consist of advances from the Federal Home Loan Bank of Seattle. The proceeds were used to fund loan growth and for investment purposes.

Net interest margins were 5.20%, 5.28%, and 5.24% for the years ended December 31, 2002, 2001, and 2000, respectively.

The following table presents changes in net interest income attributable to changes in volume or rate. Changes not solely due to volume or rate are allocated to volume and rate based on the absolute values of each.

	2002 compared to 2001 Increase (decrease) due to			2001 compared to 2000 Increase (decrease) due to		
(Dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Loans	$690	$(2,510)	$(1,820)	$466	$(1,934)	$(1,468)
Securities:						
Taxable	301	(398)	(97)	(1,109)	(65)	(1,174)
Tax-exempt	(43)	(17)	(60)	148	70	218
Total securities	258	(415)	(157)	(961)	5	(956)
Federal Home Loan Bank Stock	(35)	(30)	(65)	14	15	29
Federal funds sold and interest bearing deposits in other banks	(156)	(147)	(303)	354	(93)	261
Total interest earning assets	757	(3,102)	(2,345)	(127)	(2,007)	(2,134)
Interest paid on:						
Savings and interest bearing demand deposits	39	1,276	1,315	(136)	(1,952)	(2,088)
Time deposits	(191)	1,469	1,278	380	28	408
Other borrowings	(157)	103	(54)	(362)	(25)	(387)
Total interest bearing liabilities	(309)	2,848	2,539	(118)	(1,949)	(2,067)
Change in net interest income	448	(254)	(194)	(9)	(58)	(67)

Non-Interest Income. Non-interest income was $2,059,000 for 2002, an increase of $530,000 or 34.7% from 2001 when it totaled $1,529,000. The 2001 amount was an increase of $312,000 or 25.6% compared to the 2000 total of $1,217,000.

In 2002, service charges on deposit accounts increased $241,000 or 29.1% to a total of $1,069,000 compared to $828,000 in 2001. The 2001 total was up $151,000 or 22.3% compared to the 2000 total of $677,000. During the second half of 2001, a new customer overdraft protection program was implemented which contributed to the increase in service charges on deposit accounts during both 2001 and 2002.

Income from sources other than service charges on deposit accounts totaled $987,000 in 2002, an increase of $318,000 from 2001, or 47.4%. The primary reason for the increase was income from foreclosed real estate, which totaled $132,000. In addition, during 2002, the Bank sold two parcels of foreclosed real estate and realized a profit on sale of $160,000. The properties consisted of a motel and a medical care facility. Other major components of non-interest income were credit card income and bank owned life insurance income. Additional bank owned life insurance was purchased during fourth quarter 2001 which resulted in higher earnings during 2002. Income from other sources for 2001 was $669,000, an increase of $138,000 or 26% compared to 2000, primarily due to collecting operating revenues from a motel that was brought into foreclosed real estate.

The following table represents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2002.

(Dollars in thousands)	2002	Increase (Decrease) Amount	Increase (Decrease) %	2001	Increase (Decrease) Amount	Increase (Decrease) %	2000
Service charges on deposit accounts	$1,069	$241	29.1%	$828	$151	22.3%	$677
Mortgage broker fees	3	(29)	(90.6)%	32	23	255.0%	9
Net gain on sale of securities	—	—	—	—	—	—	—
Other operating income	987	318	47.5%	669	138	26.0%	531
Total non-interest income	2,059	530	34.7%	1,529	312	25.6%	1,217

Non-Interest Expense. Total non-interest expense was $7,414,000, an increase of $221,000 or 3.1% compared to $7,193,000 in 2001. In 2001 non-interest expense decreased $337,000 or 4.5% compared to $7,530,000 in 2000.

Salary and employee benefits increased by $138,000, or 3.4%, in 2002 to $4,196,000 and decreased by $77,000, or 1.9%, in 2001. The increase in 2002 was primarily due to addition of staff and normal merit increases.

Occupancy and equipment expense increased $21,000 or 2.2% in 2002 and decreased $176,000 or 15.5% in 2001. The increase in 2002 was due to costs associated with maintenance of buildings, equipment, utilities and property taxes. The 2001 decrease was the result of a decline in equipment maintenance expense and reduced equipment depreciation expense.

Other expense increased $62,000 or 2.9% in 2002 compared to a decrease of $84,000 or 3.7% in 2001 over 2000. The increase in 2002 is due to an increase in advertising expense of $30,000, professional fees of $35,000 and data processing cost of $47,000, which offset decreases in legal expense of $33,000, travel expenses $10,000 and loan collection expense of $22,000. The decrease in 2001 is related primarily to lower advertising expense of $20,000, non-recurring deferred director fees of $160,000 paid in 2000, decreased insurance expense of $26,000 and an increase in foreclosed real estate expenses of $127,000 primarily due to the operations of a motel.

The following table represents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2002.

(Dollars in thousands)	2002	Increase (Decrease) Amount	%	2001	Increase (Decrease) Amount	%	2000
Salaries and employee benefits	$4,196	$138	3.4%	$4,058	$ (77)	(1.9%)	$4,135
Occupancy and equipment	984	21	2.2%	963	(176)	(15.5%)	1,139
Other expense	2,234	62	2.9%	2,172	(84)	(3.7%)	2,256
Total non-interest expense	$7,414	$221	3.1%	$7,193	$ (337)	(4.5%)	$7,530

CRITICAL ACCOUNTING POLICY

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its evaluation of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy as related to the allowance for credit losses. The Company's allowance for credit loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company's markets, including economic conditions and, in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan portfolio, it intends to enhance its methodology accordingly. A materially different amount could be reported for the provision for credit losses in the statement of operations to change the allowance for credit losses if management's assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Company's financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled "Lending – Allowance and Provision for Credit Losses". Although management believes the levels of the allowance as of both December 31, 2002 and 2001 were adequate to absorb losses inherent in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot reasonably be predicted at this time.

ASSET AND LIABILITY MANAGEMENT

The largest component of the Company's earnings is net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Company's assets and liabilities. Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment securities) and liabilities (principally deposits). Assets and liabilities are described as interest sensitive for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitive "GAP" for any given period. The "GAP" may be either positive or negative. If positive, more assets reprice than liabilities. If negative, the reverse is true.

Certain shortcomings are inherent in the interest sensitivity "GAP" method of analysis. Complexities such as prepayment risk and customer responses to interest rate changes are not taken into account in the "GAP" analysis. Accordingly, management also utilizes a net interest income simulation model to measure interest rate sensitivity Simulation modeling gives a broader view of net interest income variability, by providing various rate shock exposure estimates. Management regularly reviews the interest rate risk position and provides measurement reports to the Board of Directors.

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2002 and differences between them for the maturity or repricing periods indicated.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five years	Total
Interest earning assets				
Loans	$70,081	$ 45,383	$70,326	$185,790
Investment securities	23,856	18,445	20,291	62,592
Fed Funds and interest bearing balances with banks	373	-0-	-0-	373
Federal Home Loan Bank Stock	-0-	-0-	866	866
Total interest earning assets	**$94,310**	**$ 63,828**	**$91,483**	**$249,621**
Interest bearing liabilities				
Interest bearing demand deposits	$31,030	$ -0-	$ -0-	$ 31,030
Savings deposits	72,163	-0-	-0-	72,163
Time deposits	71,441	10,536	-0-	81,977
Short term borrowings	1,800	-0-	-0-	1,800
Long term borrowings	-0-	5,000	6,000	11,000
Total interest bearing liabilities	**$176,434**	**$15,536**	**$ 6,000**	**$197,970**
Net interest rate sensitivity GAP	$(82,124)	$48,292	$85,483	$ 51,651
Cumulative interest rate sensitivity GAP	$(33,832)	$51,651	51,651	
Cumulative interest rate sensitivity GAP as a % of earning assets		(13.6%)	20.7%	20.7%

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2001 and difference between them for the maturity or repricing periods indicated.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five years	Total
Interest earning assets				
Loans	$ 88,042	$34,490	$54,072	$176,604
Investment securities	12,820	14,358	9,440	36,618
Fed Funds and interest bearing balances with banks	4,973	-0-	-0-	4,973
Federal Home Loan Bank Stock	-0-	-0-	3,813	3,813
Total interest earning assets	**$105,835**	**$48,848**	**$67,325**	**$222,008**
Interest bearing liabilities				
Interest bearing demand deposits	$ 27,120	$ -0-	$ -0-	$ 27,120
Savings deposits	77,608	-0-	-0-	77,608
Time deposits	59,037	12,442	-0-	71,479
Short term borrowings	-0-	-0-	-0-	-0-
Total interest bearing liabilities	**$163,765**	**$12,442**	**$ -0-**	**$176,207**
Net interest rate sensitivity GAP	$ (57,930)	$36,406	$67,325	$ 45,801
Cumulative interest rate sensitivity GAP	$ (21,524)	$45,801	$45,801	
Cumulative interest rate sensitivity GAP as a % of earning assets		(9.7%)	20.6%	20.6%

Effects of Changing Prices. The results of operations and financial conditions presented in this report are based on historical cost information, and are unadjusted for the effects of inflation. Since the assets and liabilities of financial institutions are primarily monetary in nature, the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effects of inflation on financial institutions is normally not as significant as its influence on businesses which have investments in plants and inventories. During periods of high inflation there are normally corresponding increases in the money supply, and financial institutions will normally experience above-average growth in assets, loans and deposits. Inflation does increase the price of goods and services, and therefore operating expenses increase during inflationary periods.

INVESTMENT PORTFOLIO

The Company's investment securities portfolio increased $25,974,000, or 70.9% during 2002 to $62,592,000 at year end from $36,618,000 in 2001, which was a $18,454,000 decrease over 2000. The changes in 2002 were primarily in U.S. Government agency mortgaged backed securities and in other securities which grew primarily in short term mutual fund securities. Based on the low interest rate environment during 2002, the Bank borrowed long term funds from the Federal Home Loan Bank of Seattle totaling $7,000,000 and purchased U.S. Government agency mortgage backed securities. The transaction resulted in a yield spread of 195 basis points.

The carrying values of investment securities at December 31 in each of the last three years are as follows:

(dollars in thousands)	2002	2001	2000
Treasury securities	$ -0-	$ -0-	$ 500
U.S. Agencies securities	25,775	6,872	27,613
Obligations of states and political subdivisions	15,849	16,658	13,554
Other securities	20,968	13,088	13,405
Total	$62,592	$36,618	$55,072

The following table presents the maturities of investment securities at December 31, 2002. Taxable equivalent values are used in calculating yields assuming a tax rate of 34%.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
U.S. Agency securities	$ 4,527	$ 1,684	$5,871	$13,693	$25,775
Weighted average yield	4.64%	6.29%	3.74%	4.75%	
Obligations of states and political subdivisions	896	7,818	4,395	2,740	15,849
Weighted average yield	6.30%	6.15%	6.58%	6.60%	
Other securities	18,371	2,597	-0-	-0-	20,968
Weighted average yield	3.40%	6.22%	-0-	-0-	
Total	$23,794	$ 12,099	$ 10,266	$ 16,433	$62,592

LENDING

General. The Company's policy is to originate loans primarily in its local markets. Depending on the purpose of the loan, the loans may be secured by a variety of collateral, including business assets, real estate, and personal assets.

The following table sets forth the composition of the Company's loan portfolio at December 31 in each of the past five years.

(dollars in thousands)	2002	2001	2000	1999	1998
Commercial	$ 69,794	$ 72,427	$ 68,827	$ 56,198	$ 48,455
Real Estate Construction	9,697	6,554	6,118	3,325	4,929
Real Estate Mortgage	101,151	91,714	96,334	88,905	90,027
Installment	4,114	4,941	4,612	3,379	3,104
Credit cards and overdrafts	1,034	968	1,277	857	764
Total	$185,790	$176,604	$177,168	$152,664	$147,280

Loan Maturities and Sensitivity in Interest Rates. The following table presents information related to maturity distribution and interest rate sensitivity of commercial and real estate construction loans outstanding, based on scheduled repayments at December 31, 2002.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five years	Total
Commercial	$ 39,141	$ 18,648	$ 12,005	$ 69,794
Real estate construction	5,596	915	3,186	9,697
Total	$ 44,737	$ 19,563	$ 15,191	$ 79,491
Total loans maturing after one year with				
Predetermined interest rates (fixed)		$ 37,290	$ 76,008	$113,298
Floating or adjustable rates (variable)		9,897	511	10,408
Total		$ 47,187	$ 76,519	$123,706

At December 31, 2002, 37.7% of the loan portfolio presented above was due in one year or less.

Risk Elements. Risk elements include accruing loans past due ninety days or more, non-accrual loans, and loans which have been restructured to provide reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties. The Company's policy for placing loans on non-accrual status is based upon management's evaluation of the ability of the borrower to meet both principal and interest payments as they become due. Generally, loans with interest or principal payments which are ninety or more days past due are placed on non-accrual, unless they are well-secured and in the process of collection, and the interest accrual is reversed against income.

The following table presents information related to the Company's non-accrual loans and other non-performing assets at December 31 in each of the last five years.

(dollars in thousands)	2002	2001	2000	1999	1998
Non-accrual loans	$1,864	$1,254	$3,128	$ 175	$ 15
Accruing loans past due 90 days or more	2	79	292	140	4
Restructured loans	0	0	0	0	0
Foreclosed real estate owned	686	1,040	0	177	0

Non-accrual loans increased approximately $610,000 to $1,864,000 in 2002 from 2001. The total is net of charge-offs based on management's estimate of fair market value or the result of appraisals. The properties consist of real estate and commercial real estate properties. During 2002, sales of foreclosed real estate owned totaled $1,421,000. At December 31, 2002, the balance remaining in foreclosed real estate owned totaled $686,000. Non-accrual loans decreased $1,874,000 to $1,254,000 at year-end 2001 after increasing to $3,128,000 in 2000, and increasing to $175,000 in 1999 from $15,000 in 1998. The increase in non-accrual loans experienced in 2000 was attributable to the decline in the regional and national economies and the local agriculture economy. Interest income on non-accrual loans that would have been recorded had those loans performed in accordance with their initial terms, as of December 31, was $118,000 for 2002, $75,000 for 2001, $168,000 for 2000, $10,000 for 1999 and $20,000 for 1998. Interest income recognized on impaired loans for 2002 was $13,000, for 2001 was $2,000, for 2000 was $31,000, for 1999 was $11,000, and was none for 1998.

There are $2,000 of loans which are ninety days or more past due and still accruing at year-end 2002. The loans in management's opinion are adequately collateralized and, if foreclosure and sale of collateral is necessary, no loss will be incurred.

Loan Concentrations. The Company has credit risk exposure related to real estate loans. The Company makes real estate loans for construction and loans for other purposes which are secured by real estate. At December 31, 2002 loans secured by real estate totaled $110,848,000, which represents 59.6% of the total loan portfolio. Real estate construction loans comprised $9,697,000 of that amount, while real estate loans secured by residential properties totaled $29,945,000. As a result of these concentrations of loans, the loan portfolio is susceptible to changes in economic and market conditions in the Company's market areas. The Company generally requires collateral on all real estate exposures and typically maintains loan-to-value ratios of no greater than 80%.

Allowance and Provision for Credit Losses. The allowance for credit losses reflects management's current estimate of the amount required to absorb losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, a provision for credit losses is charged to current expense. This provision acts to replenish the allowance for credit losses and to maintain the allowance at a level that management deems adequate. There is no precise method of predicting specific loan losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for credit losses can be determined only on a judgmental basis, after full review, including (a) consideration of economic conditions and the effect on particular industries and specific borrowers; (b) a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors; (c) a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality; (d) an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and (e) an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans. A formal analysis of the adequacy of the allowance is conducted monthly and is reviewed by the Board of Directors. Based on this analysis, management considers the allowance for credit losses to be adequate.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience based on volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions.

Transactions in the allowance for credit losses for the five years ended December 31, 2002 are as follows:

(dollars in thousands)	2002	2001	2000	1999	1998
Balance at beginning of year	$ 2,109	$ 2,026	$ 1,930	$ 1,864	$ 1,937
Charge-offs:					
Commercial	131	170	554	114	9
Real estate loans	461	366	0	0	194
Credit card	16	13	6	13	18
Installment	24	15	8	7	0
Total charge-offs	**$ 632**	**$ 564**	**$ 568**	**$ 134**	**$ 221**
Recoveries:					
Commercial	$ 11	$ 54	$ 15	$ 23	$ 34
Real estate loans	28	0	12	110	0
Credit card	2	0	0	6	3
Installment	1	13	2	1	1
Total recoveries	$ 42	$ 67	$ 29	$ 140	$ 38
Net charge-offs (recoveries)	590	497	539	(6)	183
Provision for credit losses	954	580	635	60	110
Balance at end of year	**$ 2,473**	**$ 2,109**	**$ 2,026**	**$ 1,930**	**$ 1,864**
Ratio of net charge-offs (recoveries) To average loans outstanding	.33%	.29%	.33%	---	.13%

The allowance for credit losses was $2,473,000 at year-end 2002, compared with $2,109,000 at year-end 2001, an increase of $364,000 or 17.3%. The aggregate increase resulted from the provision of $954,000 and net charge-offs totaling $590,000 in 2002. The increased level of allowance for credit losses was primarily due to changes in the composition of the loan portfolio and increased loss factors utilized in the allowance for loan loss analysis. Changes in the composition of the loan portfolio included a 3.6% decrease in commercial loans, while real estate construction and real estate mortgage loans increased 12.8%. Estimated loss factors used in the allowance for credit loss analysis are established based in part on historic charge-off data by loan category and economic conditions. Based on the trends in historical charge-offs analysis, the loss factors used in the allowance for credit loss analysis for commercial loans and real estate loans were increased during the year ended December 31, 2002.

Based on the methodology used for credit loss analysis, management deemed the allowance for credit losses of $2.47 million at December 31, 2002 (1.33% of loans receivable and 132.67% of non-performing loans) adequate to provide for estimated losses based on an evaluation of known and inherent risks in the loan portfolio at that date.

The allowance for credit losses during 2001 increased $83,000 compared to year-end 2000. The total allowance for credit losses was $2,109,000 at year-end 2001 and $2,026,000 in 2000. The aggregate increase during 2001 was the result of the provision of $580,000 and net charge-offs. The allowance increased in 2000 from the provision of $635,000 and net charge-offs. The allowance for credit losses as a percentage of total loans outstanding was 1.19% at year-end 2001, 1.14% at year-end 2000 and 1.26% in 1999. The allowance for credit losses at year-end 1999 was $1,930,000 and $1,864,000 in 1998. The net recoveries were $6,000 in 1999 and provisions for credit losses were $60,000. The net charge-offs for 1998 were $183,00 and provisions for credit losses were $110,000. The allowance for credit losses as a percentage of total loans outstanding at year-end 1998 was 1.27%.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996, issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition Disclosures, an amendment to SFAS No. 114". The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment. The following table summarizes the Bank's impaired loans at December 31:

(dollars in thousands)	2002	2001	2000	1999	1998
Total Impaired Loans	$2,314	$1,662	$3,128	$ 175	$ 15
Total Impaired Loans with Valuation Allowance	18	1,180	1,114	---	---
Valuation Allowance related to Impaired Loans	2	143	412	---	---

No allocation of the allowance for credit losses was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs. The Company allocates its allowance for credit losses primarily on the basis of historical data. Based on certain characteristics of the portfolio, losses can be anticipated for major loan categories.

The following table presents the allocation of the allowance for credit losses among the major loan categories based primarily on their historical net charge-off experience and other business considerations at December 31 in each of the last five years.

(dollars in thousands)	2002 Reserve	% of Total Loans	2001 Reserve	% of Total Loans	2000 Reserve	% of Total Loans	1999 Reserve	% of Total Loans	% of 1998 Reserve	Total Loans
Commercial loans	$ 967	37%	548	41%	$ 689	39%	$ 720	37%	$ 710	33%
Real estate loans	1,406	60%	1,413	56%	1,256	58%	1,153	60%	1,091	64%
Consumer loans	100	3%	148	3%	81	3%	58	3%	63	3%
Total allowance	$2,473	100%	2,109	100%	$2,026	100%	$1,930	100%	$1,864	100%
Ratio of allowance for credit losses to loans outstanding at end of year		1.33%		1.19%		.14%		1.26%		1.27%

The table indicates an increase of $419,000 from December 31, 2001 to December 31, 2002 in the allowance related to commercial loans, which was offset by decreases of $7,000 in real estate loans and $48,000 in consumer loans during the same period ended December 31, 2002.

DEPOSITS

The Company's primary source of funds has historically been customer deposits. A variety of deposit products are offered to attract customer deposits. The products include non-interest bearing demand accounts, negotiable order of withdrawal (NOW) accounts, savings accounts, and time deposits. Interest-bearing accounts earn interest at rates established by management, based on competitive market factors and the need to increase or decrease certain types of maturities of deposits. The Company has succeeded in growing its deposit base over the last three years despite increasing competition for deposits in our markets. The Company believes that it has benefited from its local identity and superior customer service. Attracting deposits remains integral to the Company's business as it is the primary source of funds for loans and a major decline in deposits or failure to attract deposits in the future could have an adverse effect on operations.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits for the periods indicated.

(dollars in thousands)	2002	Rate	2001	Rate	2000	Rate
Demand deposits	$ 36,180	0.00%	$ 33,419	0.00%	$ 34,343	0.00%
Interest bearing demand deposits	29,137	.76%	26,949	2.09%	26,416	2.51%
Savings deposits	74,974	1.15%	78,897	2.32%	82,850	3.65%
Time deposits	79,664	3.35%	75,819	5.20%	68,516	5.16%
Total	$219,955	1.70%	$215,084	3.49%	$212,125	3.78%

Maturities of time certificates of deposit as of December 31, 2002 are summarized as follows:

(dollars in thousands)	Under $100,000	Over $100,000	Total
3 months or less	$20,784	$15,820	$36,604
Over 3 through 6 months	6,662	7,961	14,623
Over 6 through 12 months	13,237	6,977	20,214
Over 12 months	5,786	4,750	10,536
Total	$46,469	$35 ,508	$81,977

SHORT-TERM BORROWINGS

The following is information regarding the Company's short-term borrowings for the years ended December 31, 2002, 2001 and 2000.

(dollars in thousands)	2002	2001	2000
Amount outstanding at end of period	$1,800	$ 0	$11,358
Weighted average interest rate thereon	1.35%	0%	6.39%
Maximum amount outstanding at any month end during period	$2,790	$7,580	$11,358
Average amounts outstanding during the period	174	963	9,036
Weighted average interest rate during period	2.48%	5.68%	6.39%

KEY FINANCIAL RATIOS

Year ended December 31,	2002	2001	2000	1999	1998
Return on average assets	1.54%	1.55%	1.34%	1.64%	1.80%
Return on average equity	15.81%	15.57%	14.95%	17.26%	18.57%
Average equity to average assets ratio	9.74%	9.96%	8.96%	9.49%	9.69%
Dividend payout ratio	87.00%	86.00%	97.00%	79.00%	60.00%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The primary concern of depositors, creditors and regulators is the Company's ability to have sufficient funds readily available to repay liabilities as they mature. In order to ensure adequate funds are available at all times, the Company monitors and projects the amount of funds required on a daily basis. Through the Bank, the Company obtains funds from its customer base, which provides a stable source of "core" demand and consumer deposits.

Other sources are available with borrowings from the Federal Home Loan Bank of Seattle and correspondent banks. Liquidity requirements can also be met through disposition of short-term assets. In management's opinion, the Company maintains an adequate level of liquid assets, consisting of cash and due from banks, interest bearing deposits with banks, and federal funds sold to support the daily cash flow requirements.

Management expects to continue to rely on customer deposits as the primary source of liquidity, but may also obtain liquidity from maturity of its investment securities, sale of securities currently available for sale, net income, and other borrowings. Although deposit balances have shown historical growth, deposit habits of customers may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, consumer confidence, and competition. Borrowings may be used on a short-term basis to compensate for reductions in deposits, but are generally not considered a long term solution to liquidity issues. Therefore, reductions in deposits could adversely affect the Company's results of operations.

Capital. The Company endeavors to maintain equity capital at an adequate level to support and promote investor confidence. The Company conducts its business through the Bank. Thus, the Company needs to be able to provide capital and financing to the Bank should the need arise. The primary sources for obtaining capital are additional stock sales and retained earnings. Total shareholders' equity averaged $24,766,000 in 2002, compared to $24,451,000 in 2001, an increase of 1.3%, and $22,090,000 in 2000, a decrease of 2.8% compared to 1999.

The Company's Board of Directors considers financial results, growth plans, and anticipated capital needs in formulating its dividend policy. The payment of dividends is subject to adequate financial results of the Bank, and limitations imposed by law and governmental regulations.

The Federal Reserve has established guidelines that mandate risk-based capital requirements for bank holding companies. Under the guidelines, one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company's capital ratios include the assets of the Bank on a consolidated basis in accordance with the requirements of the Federal Reserve. The Company's capital ratios have exceeded the minimum required to be classified "well capitalized" for each of the past three years.

The following table sets forth the minimum required capital ratios and actual ratios for December 31, 2002 and 2001.

(dollars in thousands)	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio
December 31, 2002				
Tier 1 capital (to average assets)	$23,966	9.42%	$10,172	4.00%
Tier 1 capital (to risk-weighted assets)	23,966	11.73%	8,172	4.00%
Total capital (to risk-weighted assets)	26,457	12.95%	16,344	8.00%
December 31, 2001				
Tier 1 capital (to average assets)	$23,106	9.49%	$9,738	4.00%
Tier 1 capital (to risk-weighted assets)	23,106	12.27%	7,459	4.00%
Total capital (to risk-weighted assets)	25,215	13.39%	14,918	8.00%

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's results of operations are largely dependent upon its ability to manage interest rate risk. Management considers interest rate risk to be a significant market risk that could have a material effect on the Company's financial condition and results of operations. The Company does not currently use derivatives to manage market and interest rate risks. All of the Company's transactions are denominated in U.S. dollars. Approximately 38% of the Company's loans have interest rates that float with the Company's reference rate. Fixed rate loans generally are made with a term of five years or less.

In the Asset and Liability section of the Management's Discussion and Analysis in Item 7 is a table presenting estimated maturity or pricing information indicating the Company's exposure to interest changes. The assumptions and description of the process used to manage interest rate risk is further discussed in the Asset and Liability Management section. The following table discloses the balances of the financial instruments including the fair value as of December 31, 2002.

The expected maturities are disclosed based on contractual schedules. Principal repayments are not considered. The expected maturities for financial liabilities with no stated maturity reflect estimated future roll-off rates. The roll-off rates for non-interest bearing deposits, interest bearing demand deposits, money market accounts, and savings deposits are 15%, 25%, 25% and 20%, respectively. The interest rates disclosed are based on rates in effect at December 31, 2002. Fair values are used in accordance with generally accepted accounting principles as disclosed in the financial statements.

Year ended December 31, 2002 (dollars in thousands)	Expected Maturity 2003	2004	2005	2006	2007	there after	Total	Fair Value
Financial Assets								
Cash and cash equivalents								
Non-interest bearing	$8,473	----	----	----	----	----	8,473	8,473
Interest bearing deposits in banks	373	----	----	----	----	----	373	373
Weighted average interest rate	1.30%							
Federal funds sold								
Fixed rate	----	----	----	----	----	----	----	----
Weighted average interest rate								
Securities available for sale								
Fixed rate	3,913	3,796	3,186	2,601	703	18,157	32,356	32,356
Weighted average interest rate	5.17%	5.81%	6.00%	4.93%	4.63%	4.65%		
Adjustable rate	15,863	35	----	----	----	3,976	19,874	19,874
Weighted average interest rate	2.95%	2.76%				2.93%		
Securities held to maturity								
Fixed rate	5	468	----	84	295	9,510	10,362	10,362
Weighted average interest rate	6.50%	3.01%		6.03%	6.75%	4.92%		
Loans receivable								
Fixed rate	30,941	6,504	7,126	10,768	11,071	69,345	135,755	138,212
Weighted average interest rate	6.75%	8.35%	7.96%	6.92%	7.17%	7.55%		
Adjustable rate	39,627	6,387	525	1,524	1,972	----	50,035	50,035
Weighted average interest rate	5.55%	8.29%	7.62%	6.88%	6.75%			
Federal Home Loan Bank stock	866	----	----	----	----	----	866	866
Weighted average interest rate	6.50%							

Expected Maturity Year ended December 31, 2002 (dollars in thousands)	2003	2004	2005	2006	2007	there after	Total	Fair Value
Financial Liabilities								
Non-interest bearing deposits	$6,013	5,111	4,344	3,692	3,138	17,786	40,084	40,084
Interest bearing checking accounts	7,757	5,818	4,363	3,273	2,455	7,364	31,030	31,030
Weighted average interest rate	.58%	.58%	.58%	.58%	.58%	.58%		
Money Market accounts	5,405	4,054	3,041	2,280	1,710	5,131	21,621	21,621
Weighted average interest rate	1.13%	1.13%	1.13%	1.13%	1.13%	1.13%		
Savings accounts	10,108	8,087	6,469	5,176	4,140	16,562	50,542	50,542
Weighted average interest rate	.96%	.96%	.96%	.96%	.96%	.96%		
Certificates of deposit								
Fixed rate	61,061	5,710	1,163	537	3,098	----	71,569	72,461
Weighted average interest rate	2.32%	3.24%	3.56%	4.42%	4.80%			
Variable rate	10,408	----	----	----	----	----	10,408	10,408
Weighted average interest rate	3.39%							
Borrowings								
Fixed rate	1,800	2,000	2,000	1,000	----	6,000	12,800	12,905
Weighted average interest rate	1.35%	3.20%	4.41%	3.48%		3.48%		

As illustrated in the tables above, our balance sheet is currently sensitive to increasing interest rates, meaning that more interest earning liabilities mature or re-price than interest bearing assets. Therefore, if our asset and liability mix were to remain unchanged, and there was an increase in market rates of interest, the Company would expect that its net income would be adversely affected. In contrast, a decreasing interest rate environment would positively affect such income. While the table presented above provides information about the Company's interest sensitivity, it does not predict the trends of future earnings. For this reason, financial modeling is used to forecast earnings under varying interest rate projections. While this process assists in managing interest rate risk, it does require significant assumptions for the projection of loan prepayments, loan origination volumes and liability funding sources that may prove to be inaccurate.

Selected Financial Data

The following table sets forth certain selected consolidated financial data of the Company at and for the years ended December 31:

($ in thousands, except per share data)	2002	2001	2000	1999	1998
Operations Data					
Net interest income	$ 11,788	$ 11,572	$ 11,675	$ 11,430	$ 11,100
Provision for credit losses	954	580	635	60	110
Noninterest income	2,059	1,529	1,217	1,255	1,281
Noninterest expense	7,414	7,193	7,530	7,011	6,687
Provision for income taxes	1,563	1,521	1,424	1,692	1,590
Net income	3,916	3,807	3,303	3,922	3,994
Net income per share:					
Basic	1.57	1.53	1.33	1.60(1)	1.64(1)
Diluted	1.56	1.52	1.31	1.59(1)	1.61(1)
Dividends declared	3,392	3,289	3,204	3,105	2,379
Dividends declared per share	1.35	1.32	1.28	1.25(1)	.97(1)
Dividends paid ratio	87%	86%	97%	79%	60%

(1) Restated to reflect the 5 for 1 stock split effected in July 2000.

Performance Ratios					
Net interest margin	5.05%	5.16%	5.14%	5.10%	5.37%
Efficiency ratio	53.54%	54.90%	58.41%	55.27%	54.01%
Return on average assets	1.54%	1.55%	1.34%	1.64%	1.80%
Return on average equity	15.81%	15.57%	14.95%	17.26%	18.57%
Balance Sheet Data					
Total assets	$268,534	243,617	253,313	242,189	236,364
Loans, net	183,031	174,495	175,142	150,734	145,416
Total deposits	225,254	214,644	213,511	206,139	210,650
Other borrowings	12,800	-0-	11,358	9,675	86
Shareholders' equity	24,683	23,514	22,743	21,438	21,485
Book value per share	9.82	9.44	9.09	8.63(1)	8.79(1)
Equity to assets ratio	9.19%	9.65%	8.98%	8.85%	9.09%

(1) Restated to reflect the 5 for 1 stock split effected in July 2000.

Asset Quality Ratios					
Nonperforming loans to total loans	1.00%	.71%	1.93%	0.21%	0.01%
Allowance for loan losses to total loans	1.33%	1.19%	1.14%	1.26%	1.27%
Allowance for loan losses to nonperforming loans	132.67%	168.18%	59.24%	612.69%	12426.67%
Nonperforming assets to total assets	.69%	.51%	1.35%	0.13%	0.06%

General Corporate and Stockholder's Information

Corporate Headquarters	300 East Market Street Aberdeen, Washington 98520 (360) 533-8870
Independent Accountants	McGladrey & Pullen LLP Tacoma, Washington
Transfer Agent, Registrar and Dividend Disbursing Agent	Stockholder inquiries regarding transfer requirements, cash dividends, lost certificates, consolidating records, correcting a name or changing an address should be directed to the transfer agent: Pacific Financial Corporation Attn: Sandra Key P.O. Box 1826 Aberdeen, Washington 98520 Telephone: (360) 533-8873 ext. 233

Annual Meeting

The annual meeting of stockholders will be held on April 16, 2003, at 7 p.m. at The Breakers Resort, 26th and Pacific Highway, Long Beach, Washington.

Form 10-K

This report is available to stockholders of record upon written request to :

John Van Dijk, Secretary/Treasurer
Pacific Financial Corporation
P.O. Box 1826
Aberdeen, Washington 98520

Stock Information

Pacific Financial Corporation is not publicly traded. Accordingly no broker makes a market in the company's stock. The prices reported reflect only the transactions known to company management as reported by individual investors to the company as its own transfer agent. At December 31, 2002 there were approximately 1,024 shareholders of record. Most recent stock prices can be viewed on our website www.thebankofpacific.com.

Stock Information

	Stock Prices	
Quarter Ended	High	Low
March 31, 2001	25	23
June 30, 2001	25	21
September 30, 2001	24	23
December 31, 2001	25	23
March 31, 2002	25	23
June 30, 2002	24	22
September 30, 2002	24	21
December 31, 2002	25	24

Directors and Officers

BOARD OF DIRECTORS

Gary C. Forcum
Private Investor

Edwin Ketel
Owner
Oceanside Animal Clinic

Susan Freese
Co-Owner
Peninsula Pharmacy

Duane E. Hagstrom
Retired
Former President & C.E.O.
Bank of the Pacific

Robert A. Hall
Private Investor
Partner, N.W. Health Care Linen Co., LLC

Dennis A. Long
President & C.E.O.
Pacific Financial Corporation

Joseph A. Malik, Chairman
Retired
Former Executive Director of the
Commission on Colleges

Randy Rognlin
Co-Owner
Rognlin, Inc.

Douglas M. Schermer
Owner
Schermer Construction Inc.

Walter L. Westling
President Schaben & Westling

Sidney R. Snyder, Vice Chairman
Owner, Sid's Food Market
Retired, Washington State Senate

David L. Woodland
Retired
Former President
Earl C. Woodland, Inc.

Robert J. Worrell
Retired
Former C.E.O.
Pacific Financial Corporation

OFFICERS

Dennis A. Long
President
Chief Executive Officer

Bruce D. MacNaughton
Vice President

John Van Dijk
Secretary & Treasurer

SUBSIDIARIES

The Bank of the Pacific
300 E. Market Street
Aberdeen, WA 98520
(360) 533-8870

This annual report is furnished to shareholders and customers of The Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.

This annual report is furnished to shareholders and customers of The Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.

Each depositor insured to $100,000
FDIC
FEDERAL DEPOSIT INSURANCE CORPORATION

Pacific Financial Corporation
300 East Market Street
Aberdeen, WA 98520
(360) 533-8870